UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14187
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Trust and Plan, as amended
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.
UNION 401(K) TRUST
AND PLAN
FINANCIAL
STATEMENTS
DECEMBER 31,
2007 AND 2006

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

Cleveland Office
32125 Solon Road
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com
Providing the
services that
bring solutions.

member of:
OSCPA, PCAOB, the AICPA’s
Center for Public Company Audit Firms, and
the Leading Edge Alliance.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RPM International Inc. Audit Committee
RPM International Inc. Union 401(k) Trust and Plan
Medina, Ohio
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007, and the supplemental schedule of assets (held at end of year) as of December 31, 2007. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, on the basis of accounting described in Note A.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 23, 2008

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	2007	2006

ASSETS

Investments, at fair value	$2,807,091	$2,787,871

Receivables
Employer’s contribution	6,564	9,682
Participants’ contributions	16,275	24,653

	22,839	34,335

NET ASSETS AVAILABLE FOR BENEFITS	$2,829,930	$2,822,206

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

FOR THE
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participants	$245,641
Employer	95,301	$340,942

Investment income
Interest and dividends	110,460
Unrealized gain on investments	39,772
Realized gain on sale of investments	75,974	226,206

Total additions		567,148

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	553,539
Administrative expenses	5,885	559,424

Change in net assets		7,724

Net assets available for benefits:

Beginning of year		2,822,206

End of year		$2,829,930

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A — Significant accounting policies
Basis of accounting
The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.
Investment valuation and income recognition
Investments are stated at fair value as determined by the custodian. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Collective investment funds are valued at their last reported net asset value. Participant loans are valued at their outstanding balances which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.
Contributions
Contributions are recorded on an accrual basis.
Payment of benefits
Benefits are recorded when paid.
Use of estimates
The preparation of financial statements, in conformity with the modified cash basis of accounting, requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
NOTE B — Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted on February 1, 1997, is a defined contribution savings plan covering certain union employees at several wholly-owned domestic subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B — Description of the Plan - continued
Contributions
Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. The Plan was amended effective January 1, 2007 to allow participants to contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nineteen investment funds as investment options for participants. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.
Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both employee and employer, and earnings thereon.
Participant loans.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.0%. Principal and interest are paid ratably through payroll deductions.
Payment of benefits
On termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. During 2007, $44,775 of assets were transferred from the Plan to another Company plan and are included in distributions on the statement of changes in net assets available for benefits.
Plan expenses
During 2007, the administrative expenses, audit fees, certain legal expenses, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Company or by the Plan.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C — Investments
The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets:

	2007	2006

Diversified Stable Value Fund	$821,851	$755,693
RPM International Inc. Stock Fund	236,178	288,124
Growth Fund of America	294,750	266,993
Janus Balanced Fund	229,860	245,043
Fidelity Contrafund	257,654	229,296
American Washington Mutual Investors Fund	207,391	203,755
Fidelity Advisor Government Investment Fund	139,908	192,644
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $115,746.

Mutual Funds	$70,506
Common/Collective Trust	45,240

$115,746

NOTE D — Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
NOTE E — Income tax status
The Plan obtained its latest determination letter on November 13, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F — Related party transactions
The Diversified Stable Value Fund and Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $5,885 for the year ended December 31, 2007.
In addition, at December 31, 2007, the Plan held shares of RPM International, Inc. Union Stock valued at $236,178. At December 31, 2006, the Plan held shares of RPM International, Inc. Union Stock, RPM International, Inc. Moderate Fund 2, RPM International, Inc. Union Conservative Fund, and RPM International, Inc. Union Growth Fund valued at $369,488. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
NOTE G — Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE H — Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The Administrator is currently evaluating the impact of implementing SFAS 157 on the financial statements, the adoption of which is not expected to have a material impact on the Plan’s financial statements, but will expand the disclosures in the Plan’s financial statements.
The Plan has adopted FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value approximates the fair value for the Plan’s investment in fixed investment accounts. As a result, the adoption of the FSP had no material effect on the Plan.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
EIN #34-6550857
PLAN NUMBER 007
SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current value at
	lessor, or similar party	collateral, par or maturity value	December 31, 2007

*	Wachovia Bank, N.A., Diversified Stable Value Fund	Collective investment fund	$821,851
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	Collective investment fund	125,289
	Fidelity Advisor Mid Cap Fund	Registered investment company	81,640
	Fidelity Contrafund	Registered investment company	257,654
	Growth Fund of America	Registered investment company	294,750
	Neuberger & Berman Genesis Fund	Registered investment company	67,489
	American Washington Mutual Investors Fund	Registered investment company	207,391
	American Europacific Growth Fund	Registered investment company	6,142
	Dodge & Cox International Stock Fund	Registered investment company	83,027
	Janus Balanced Fund	Registered investment company	229,860
	Evergreen Core Bond Fund	Registered investment company	22,178
	Fidelity Advisor Government Investment Fund	Registered investment company	139,908
*	RPM International Inc. Stock Fund	Company stock	236,178
	Vanguard Target Retirement 2010 Fund	Registered investment company	8,248
	Vanguard Target Retirement 2015 Fund	Registered investment company	85,972
	Vanguard Target Retirement 2020 Fund	Registered investment company	1,903
	Vanguard Target Retirement 2025 Fund	Registered investment company	21,124
	Vanguard Target Retirement 2030 Fund	Registered investment company	4,855
	Vanguard Target Retirement 2040 Fund	Registered investment company	22,361
	Cash		81
*	Participant Loans	Loans (4.00% to 10.00%)	89,190

	Total Investments		$2,807,091

*	Denotes an allowable party in interest
See accompanying notes to financial statements.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner

Janeen Kastner, Vice President — Corporate
Benefits & Risk Management
Date: June 26, 2008

EXHIBIT INDEX
23.1	Consent of SS&G Financial Services, Inc.